UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 10.9% FOR THE MONTH OF FEBRUARY

Guadalajara, Jalisco, Mexico, March 7, 2017 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of February 2017, compared to traffic figures for February 2016.

During February 2017, total terminal passengers increased 10.9% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 14.9%, while international passenger traffic increased by 6.3%. It is important to highlight that February 2017 figures are not exactly comparable to February 2016 figures, nor are the accumulated traffic figures for 2017 versus 2016 exactly comparable. This is because 2016 was a leap year and therefore included an extra day of operations.

Domestic Terminal Passengers (in thousands):

Airport	Feb-16	Feb-17	Change	Jan-Feb 16	Jan-Feb 17	Change
Guadalajara	512.6	602.2	17.5%	1,069.0	1,285.2	20.2%
Tijuana	408.1	472.2	15.7%	907.1	1,084.7	19.6%
Puerto Vallarta	78.5	84.8	8.0%	172.6	184.6	6.9%
Los Cabos	72.8	100.5	37.9%	157.7	214.5	36.1%
Montego Bay	0.6	0.6	-3.2%	1.3	1.3	0.8%
Guanajuato	72.9	85.7	17.6%	151.6	185.6	22.5%
Hermosillo	104.0	102.3	-1.6%	212.2	220.8	4.0%
La Paz	56.6	58.0	2.6%	120.8	125.1	3.6%
Mexicali	48.6	53.6	10.3%	103.5	118.3	14.3%
Aguascalientes	33.8	39.4	16.6%	71.7	82.0	14.4%
Morelia	21.0	22.3	6.2%	44.7	50.2	12.4%
Los Mochis	23.6	26.3	11.1%	50.4	56.7	12.6%
Manzanillo	8.8	8.6	-3.1%	18.3	17.8	-2.8%
Total	1,442.0	1,656.3	14.9%	3,080.8	3,626.8	17.7%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications Inc.
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	Feb-16	Feb-17	Change	Jan-Feb 16	Jan-Feb 17	Change
Guadalajara	243.2	249.1	2.4%	564.6	619.9	9.8%
Tijuana	4.0	3.6	-11.0%	9.0	8.2	-8.9%
Puerto Vallarta	327.8	354.6	8.2%	669.8	730.5	9.1%
Los Cabos	256.9	294.9	14.8%	517.5	598.4	15.6%
Montego Bay	337.4	345.6	2.4%	701.8	730.4	4.1%
Guanajuato	39.6	40.6	2.5%	94.1	99.8	6.0%
Hermosillo	6.2	5.1	-17.1%	14.4	12.3	-14.4%
La Paz	1.3	1.3	-0.3%	2.2	2.5	10.6%
Mexicali	0.5	0.3	-26.5%	0.8	0.8	-3.0%
Aguascalientes	9.6	9.8	2.1%	22.4	24.7	9.9%
Morelia	20.1	21.1	5.3%	45.3	48.5	6.9%
Los Mochis	0.4	0.6	39.6%	0.9	1.3	38.6%
Manzanillo	14.7	14.4	-1.9%	30.9	29.8	-3.4%
Total	1,261.7	1,341.2	6.3%	2,673.8	2,907.1	8.7%

Total Terminal Passengers (in thousands):

Airport	Feb-16	Feb-17	Change	Jan-Feb 16	Jan-Feb 17	Change
Guadalajara	755.9	851.3	12.6%	1,633.6	1,905.1	16.6%
Tijuana	412.2	475.8	15.4%	916.1	1,092.9	19.3%
Puerto Vallarta	406.3	439.4	8.1%	842.4	915.1	8.6%
Los Cabos	329.7	395.3	19.9%	675.2	812.9	20.4%
Montego Bay	338.0	346.2	2.4%	703.0	731.7	4.1%
Guanajuato	112.5	126.3	12.3%	245.7	285.4	16.2%
Hermosillo	110.2	107.5	-2.5%	226.6	233.2	2.9%
La Paz	57.9	59.3	2.5%	123.1	127.6	3.7%
Mexicali	49.1	54.0	9.9%	104.3	119.1	14.2%
Aguascalientes	43.4	49.2	13.4%	94.1	106.7	13.3%
Morelia	41.0	43.4	5.7%	90.0	98.7	9.6%
Los Mochis	24.0	26.8	11.6%	51.3	58.0	13.1%
Manzanillo	23.5	23.0	-2.4%	49.2	47.6	-3.2%
Total	2,703.7	2,997.5	10.9%	5,754.6	6,533.9	13.5%

Events for the Period:

  Seats and Load Factors: In February 2017, GAP registered an 11.6% increase in the number of seats available compared to February 2016. Load factors for the month decreased by 0.5 percentage points, from 77.2% in February 2016 to 76.7% in February 2017.

  New Routes:

o	Guadalajara to Miami: Volaris
o	Puerto Vallarta to Oakland: Southwest
o	Los Cabos to Oakland: Southwest

•	Cross Border Xpress:

The cross-border bridge registered 114,805 users in February 2017, which represented a 24.1% market penetration of Tijuana airport’s total passengers.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: March 7, 2017